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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (Amendment No.       )*
                                         ------

                           THE PENN TRAFFIC COMPANY
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 707832 AH 4
                     ----------------------------------
                               (CUSIP Number)


                              DECEMBER 31, 1999
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     /X/ Rule 13d-1(b)

     / / Rule 13d-1(c)

     / / Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 707832 AH 4                           Page  2  of  5  Pages
          -----------                                ---    ---

                            SCHEDULE 13G

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Oaktree Capital Management, LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     California
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                     1,724,305
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                     None
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  1,724,305
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  None
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,724,305
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     8.6%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     IA;OO
-------------------------------------------------------------------------------

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CUSIP No. 707832 AH 4                           Page  3  of  5  Pages
          -----------                                ---    ---


ITEM 1.

    (a)   Name of Issuer

          THE PENN TRAFFIC COMPANY
          ---------------------------------------------------------------------
    (b)   Address of Issuer's Principal Executive Offices

          The Penn Traffic Company
          1200 State Fair Blvd.
          Syracuse, New York 13221
          ---------------------------------------------------------------------


ITEM 2.

    (a)   Name of Persons Filing

          Oaktree Capital Management, LLC
          ---------------------------------------------------------------------
    (b)   Address of Principal Business Office or, if none, Residence

          333 South Grand Ave, 28th Floor
          Los Angeles, California 90071
          ---------------------------------------------------------------------
    (c)   Citizenship

          California
          ---------------------------------------------------------------------
    (d)   Title of Class of Securities

          Common Stock, par value $.01 per share
          ---------------------------------------------------------------------
    (e)   CUSIP Number

          707832 AH 4
          ---------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) /X/ An investment adviser in accordance with section
            240.13d-1(b)(1)(ii)(E).

    (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

    (g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

    (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

    (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

    (j) / / Group, in accordance with section 240.13d-1(b)(1)(ii)(J).


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CUSIP No. 707832 AH 4                           Page  4  of  5  Pages
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ITEM 4.  OWNERSHIP*

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:
        1,724,305
    ---------------------------------------------------------------------------

    (b) Percent of class:
        8.6%
    ---------------------------------------------------------------------------

    (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote
              1,724,305
              -----------------------------------------------------------------
         (ii) Shared power to vote or to direct the vote
              -0-
              -----------------------------------------------------------------
        (iii) Sole power to dispose or to direct the disposition of
              1,724,305
              -----------------------------------------------------------------
         (iv) Shared power to dispose or to direct the disposition of
              -0-
              -----------------------------------------------------------------

   *Oaktree Capital Management, LLC, a California limited liability company ("Oaktree") is filing in its capacities (i) as the general partner OCM Opportunities Fund, L.P., a Delaware limited partnership (the "Oaktree Fund") and (ii) as the investment manager of a third party managed account (the "Oaktree account"). The Oaktree Fund and the Oaktree Account together beneficially own 1,724,305 shares of the Issuer's Common Stock.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

    All securities reported on this schedule are held by the Oaktree Fund and the Oaktree Account. The Oaktree Fund holds, and has the right to receive dividends and the proceeds from the sale of, more than 5% of the outstanding shares of commmon stock of the issuer.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

    Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

    Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

    Not applicable.

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CUSIP No. 707832 AH 4                           Page  5  of  5  Pages
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ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of this 10th day of February, 2000.


OAKTREE CAPITAL MANAGEMENT, LLC


/s/ Kenneth Liang
-----------------------------------------------
By:     Kenneth Liang
Title:  Management Director and General Counsel